FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:      April, May and June, 2005

Commission File Number:     0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)
388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X|        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [    ]        No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
_______________.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMA.COM INC. (Registrant)
By: /s/ Daniel Bertrand

Daniel Bertrand Executive Vice President and Chief Financial Officer

Date: September 6, 2005

Explanatory Note:

On August 12, 2005 Mamma.com, Inc. (“Mamma”) filed a Form 6-K with the Securities and Exchange Commission containing its interim financial statements for the period ended June 30, 2005. This Form 6-K/A amends the two certifications included in that Form 6-K to correct the reference of March 31, 2205 in each thereof to June 30, 2005.

This amendment is not intended to revise, update, amend or restate any other part of the information in, or reflect any events that have occurred after Mamma’s filing of, the Form 6-K filed on August 12, 2005.

Incorporation by Reference

        The information included with or attached as an Exhibit to this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission.

Forward-Looking Statements

        Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these interim consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

        A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Capitalization

The following table sets forth the consolidated cash and consolidated capitalization of the Company as at June 30, 2005 prepared in accordance with Canadian GAAP.

Capitalization
(Prepared according with Canadian GAAP)

As at June 30, 2005

(unaudited) $
Cash and cash equivalents	23,999,936
Indebtedness
current liabilities	2,920,758
Shareholders’ Equity
Capital stock	88,247,786
Additional paid-in capital	5,495,206
Deferred stock-based compensation	(396,112)
Cumulative translation adjustment	360,884
Accumulated deficit	(66,133,281)

Total shareholders’ equity	27,574,483
Total capitalization	30,495,241

Capitalization
(Prepared according with US GAAP)

As at June 30, 2005

(unaudited) $
Cash and cash equivalents	23,999,936
Indebtedness
current liabilities	2,920,758
Shareholders’ Equity
Capital stock	105,017,356
Additional paid-in capital	6,532,896
Deferred stock-based compensation	(396,112)
Cumulative translation adjustment	360,884
Accumulated deficit	(83,940,541)

Total shareholders’ equity	27,574,483
Total capitalization	30,495,241

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of June 30, 2005 and for each of the six months ended June 30, 2005 and June 30, 2004 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004 which is incorporated herein by reference.

Selected Financial Data
CANADIAN GAAP

	For the six months ended June 30,
Statement of Operation Data	2005	2004

	(Unaudited) $	(Unaudited) $
Revenue	5,835,534	8,169,908
Earnings (loss) from continuing operations	(3,390,075)	525,203
Results of discontinued operations	--	966,862
Net earnings (loss) for the period	(3,390,075)	1,492,065
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.28)	0.06
Results of discontinued operations	--	0.10
Net earnings (loss) per common share	(0.28)	0.16
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.28)	0.05
Results of discontinued operations	--	0.09
Net earnings (loss) per common share	(0.28)	0.14
Weighted average number of shares outstanding - basic	12,261,346	9,275,229
Additions to reflect the impact of:
Exercise of stock options	--	195,791
Exercise of warrants	--	885,330
Weighted average number of shares outstanding - diluted	12,261,346	10,356,350

CANADIAN GAAP

Balance Sheet Data	As at June 30, 2005

(Unaudited) $
Total assets	30,495,241
Total liabilities	2,920,758
Net Assets	27,574,483
Working capital	24,081,754
Capital stock	88,247,786
Additional paid-in capital	5,495,206
Deferred stock-based compensation	(396,112)
Cumulative translation adjustment	360,884
Deficit	(66,133,281)
Shareholders’ equity	27,574,483
Other
Cash Dividends	None

U.S. GAAP

	For the six months ended June 30,
Statement of Operation Data	2005	2004

	(Unaudited) $	(Unaudited) $
Revenue	5,835,534	8,169,908
Earnings (loss) from continuing operations	(3,390,075)	525,203
Results of discontinued operations	--	966,862
Net earnings (loss) for the period	(3,390,075)	1,492,065
Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.28)	0.06
Results of discontinued operations	--	0.10
Net earnings (loss) per common share	(0.28)	0.16
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.28)	0.05
Results of discontinued operations	--	0.09
Net earnings (loss) per common share	(0.28)	0.14
Weighted average number of shares outstanding - basic	12,261,346	9,275,229
Additions to reflect the impact of:
Exercise of stock options	--	195,791
Exercise of warrants	--	885,330
Weighted average number of shares outstanding - diluted	12,261,346	10,356,350

U.S. GAAP

Balance Sheet Data	As at June 30, 2005

(Unaudited) $
Total assets	30,495,241
Total liabilities	2,920,758
Net Assets	27,574,483
Working capital	24,081,754
Capital stock	105,017,356
Additional paid-in capital	6,532,896
Deferred stock-based compensation	(396,112)
Accumulated other comprehensive gain (loss)	360,884
Deficit	(83,940,541)
Shareholders’ equity	27,574,483
Other
Cash Dividends	None

Interim financial report

for the Three Months ended June 30, 2005

Mamma.com Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Mamma.com Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three and six month periods ended June 30, 2005 and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2004 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 9 to its interim consolidated financial statements.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Mamma.com provides information retrieval on the Internet through its metasearch engine, Mamma.com, “The Mother of All Search Engines”®. The Company also provides advertising solutions to online advertisers through keyword search listings, numerous sizes of graphic ad units and e-mail advertising. The ad solutions are distributed on a publisher network maintained by Mamma.com Inc. The Company provides three types of services: Search advertising, Graphic advertising and Email advertising to customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

Search

Approximately 45% of Mamma.com Inc.’s revenues come from our search base business in the first six months of 2005 compared to 69% for the same period of 2004. The revenue model in this sector is a pay-per-click fee charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results, identified as sponsored results. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property because there are no payout costs associated with these revenues.

Ad Network

Approximately 49% of our revenues come from our ad network business in the first six months of 2005 compared to 29% for the same period of 2004. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of approximately 4,400 small to medium sized web sites that subscribe to our service through an on-line or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives.  Publishers receive payouts for campaigns published on their websites; these payouts are based on a percentage of the revenues generated from the campaigns.

Email advertising services

Approximately 6% of our revenues in the first six months of 2005 come from our email advertising service business compared to 2% for the same period of 2004. The Company began delivering this type of service in June 2004. The revenue model is either CPM based (cost per one thousand impressions published) or CPA based (cost per valid leads to our advertisers). The business model is based on performing email drops of our advertisers products based on our business or consumer emails lists. The lists can target a specific niche or have a broad scope approach. All of our lists are 100% opt-in. Businesses and consumers must sign-in through our website in order to receive our client’s offer. We also partner with other list owners where we exclusively assist with marketing and managing data that has been compiled through an extensive opt-in process.

Recent Events

Normal Course Issuer Bid

On September 7, 2004, the Company filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares, representing less than 5% of the issued and outstanding common shares of the Company. According to the Notice, the normal course issuer bid is scheduled to take place over a twelve-month period ending on the 7th day of September 2005. Since the filed notice, the Company has purchased 304,665 during its quarter ended June 30, 2005. The Company reserves the right to discontinue the normal course issuer bid at any time.

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

Restructuring of Digital Arrow

On June 27, 2005, following the poor performance of Digital Arrow located in Florida, management decided to reduce operational costs by relocating the sales and operations functions to the Montreal head office. The Company has therefore not renewed the lease in Florida. The restructuring results in the termination of all but one employee. Restructuring costs were recorded in the second quarter of 2005 for a total of $127,874.

Result of Operations

Revenue

Revenue for the three months ended June 30, 2005 totalled $2,590,220, compared to $3,957,428 for the same period in 2004. The decrease of $1,367,208 or 35% is mainly due to the significant decline in business with a major customer of the Company in the search revenue category. Revenues from this customer totalled more than $1.4 million in Q2 2004 compared to approximately $146,000 in Q2 2005. The decrease in revenues is also explained by our automated auction system due to a reduction in both the average cost per click and the volume; and finally, revenues from Digital Arrow have also decreased in the current quarter as compared to the same quarter of the previous year although the subsidiary was acquired in June 2004. These decreases were partially offset by the addition of new customers in the ad network revenue category. Revenue for the six months ended June 30, 2005 totals $5,835,534, a decrease of $2,334,374 or 29% as compared to the corresponding period of the previous year. This decrease is mainly explained by the significant reduction in business with a major customer, as noted above, which impacted our revenues unfavourably by more than $3.3 million. This decrease was partially offset by the addition of new customers in the search and ad network categories and also by the revenue generated by Digital Arrow.

For the six-month period ended June 30, 2005, the Company had one major customer from which 10% or more of total revenue is derived. Revenues from this customer represented 16% of the Company’s revenue as compared to 10% for the same period last year. There can be no assurance that the Company will be able to retain this customer in the future.

Expenses

Search, graphic ad and email serving

Search, graphic ad and email serving, which represent exclusively the bandwidth costs to deliver our services, stand at $64,050 in Q2 2005, or 2.5% over revenue, compared to $50,399 for the same period in 2004, or 1.3% over revenue. For the six months ended June 30, 2005, these costs represented $138,545, or 2.4% over revenue, compared to $104,954, or 1.3% over revenue. The increase in the percentage of expenses over revenue for 2005 is mainly due to an increase in the bandwidth used for our meta-search engine and to deliver our services.

Marketing, sales and services

Marketing, sales and services consist primarily of partner payouts and media purchases, salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For the quarter ended June 30, 2005, marketing, sales and services decreased to $1,811,514 or 69.9% over revenue, compared to $2,318,989 or 58.6% over revenue for the same period in 2004, representing a decrease of $507,474 or 21.9%. These expenses for the six months ended June 30, 2005 were at $3,828,433, or 65.6% over revenue, compared to $4,698,891, or 57.5% over revenue, for the same period last year. Partner payouts and media purchases, which are the most significant variable costs, represented 41% of revenue for the three months ended June 30, 2005 compared to 44.9% for the same period last year. For the six months ended June 30, 2005, payout represented 42.4% of revenue compared to 44.9% during the same period last year. The decrease of costs as a percentage of revenue is mainly due to a decrease in the percentage paid to partners combined with an increase in revenue generated from our Meta Search Engine for which no payout costs are incurred. However, the media purchases and mailing services of Digital Arrow are also included in payout costs. These costs as a percentage of sales are higher due to the outsourcing of email marketing campaigns.

For the quarter ended June 30, 2005, marketing, sales and services, excluding partner payouts and media purchases totalled $749,234 or 28.9% of revenue compared to $542,130 or 13.7% of revenue in the corresponding quarter of the previous year. These expenses, for the six months ended June 30, 2005, total $1,356,622, or 23.2% compared to $1,031,454 or 12.6% for the same period last year. The increase of $207,104 for the quarter ended June 30, 2005, as compared to the previous quarter, reflects primarily an increase of approximately $125,000 in the allowance for bad debt, approximately $66,000 in salaries and related employment costs due to an increase in headcount and stock-based compensation costs, and finally approximately $24,000 for charges paid for algorithmic content from other search engines. For the six-month period ended June 30, 2005, the same elements as above mainly explain the increase of $325,168 as compared to the same period of 2004. These elements are detailed as follows: increase of approximately $95,000 in the allowance for bad debt, approximately $159,000 in salaries and related employment costs due to an increase in headcount and stock-based compensation costs, and finally approximately $74,000 for charges paid for algorithmic content from other search engines.

General and administration

General and administrative expenses increased to $1,915,227 in Q2 2005 compared to $1,109,280 for the same period last year. The increase of $805,947 is mainly explained by approximately $784,000 of professional fees in relation to the purported securities class action lawsuits and SEC investigation, an increase of approximately $165,000 of directors and officers insurance due to higher risks for the Company, approximately $60,000 related to Digital Arrow which included three months of operations in the current quarter as compared to one month for the second quarter of 2004, approximately $62,000 in investor relations and public reporting expenses due to increased fees for SEDAR filings and the use of a public relations firm and finally approximately $38,000 for retention bonuses. These increases have been offset by the recording in the second quarter of 2004, $210,000 of non-cash expense related to issued warrants to an investment banker following the conclusion of the private placement on June 30, 2004 and a decrease of approximately $141,000 in audit fees due to additional expenses incurred in 2004 following the SEC informal investigation. For the six months ended June 30, 2005, expenses increased to $3,612,071 compared to $1,760,315 for the same period in 2004. The main items explaining the variance of $1,851,756 are approximately $1,610,000 of professional fees in relation to the purported securities class action lawsuits and SEC investigation, an increase of approximately $215,000 of Directors and Officers insurance, approximately $111,000 of professional fees relating to the acquisition process of Copernic which was terminated in the current quarter, approximately $59,000 of fees for the Special Independent Committee supervising the investigation in relation to allegations in press reports, and finally approximately $28,000 for consulting fees relating to SOX 404 compliance requirements. These increases have been offset by investment banking fees of approximately $210,000 recorded in the second quarter of 2004 as noted above.

Product development and technical support

Product development and technical support expenses were $370,196 in Q2 2005 compared to $159,527 for the same period last year. The increase of $210,669 is explained by an increase of approximately $136,000 in salaries and related employment costs due to an increase in headcount; to Digital Arrow which included three months of operations in the current quarter as compared to one month for the second quarter of 2004; stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and retention bonus as well as approximately $77,000 due to the recording of additional tax credits in the second quarter of 2004. For the six months ended June 30, 2005, these expenses represented $698,997 compared to $380,871 for the same period last year. The increase of $318,126 is mainly explained by an increase of approximately $231,000 in salaries and related employment costs due to an increase in headcount; to Digital Arrow which included three months of operations in the current quarter as compared to one month for the second quarter of 2004; stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and retention bonus as well as approximately $86,000 due to the recording of additional tax credits in the second quarter of 2004.

Amortization of property, plant and equipment

Amortization of property, plant and equipment totalled $29,627 in Q2 2005 compared to a similar expense amount for the same period in 2004 of $32,722. For the six months ended June 30, 2005, these expenses stand at $59,734 as compared to $62,681 for the same period last year.

Amortization of intangible assets

Amortization of intangible assets increased to $139,697 in Q2 2005 compared to $69,172 for the same period last year. For the six months ended June 30, 2005, this expense stands at $276,743 as compared to $116,952 for the same period of 2004. This increase is mainly due to the amortization of acquired intangible assets related to Digital Arrow.

Interest income

Interest income increased in the second quarter of 2005 to $160,385 from $21,486 for the same period in 2004. For the six-month period ended June 30, 2005, interest income stands at $311,156 as compared to $29,218 for the same period in 2004. The increase reflects the interest earned on cash and cash equivalent and temporary investments following the issuance of capital stock through a private placement, realized in June 2004, amounting to a net proceeds of $15,541,162.

Restructuring charges

As discussed above, in June 2005, following the poor performance of the Digital Arrow subsidiary located in Florida, management decided to reduce operational costs by relocating the sales and operations functions to the Montreal head office. Restructuring costs were recorded in the second quarter of 2005 for a total of $127,874.

Write-down of property, plant and equipment, intangible assets and goodwill

For the three and six month periods ended June 30, 2005 the Company recorded $794,092 of write-down of property, plant and equipment, intangible assets and goodwill compared to nil for the corresponding periods of the previous year. For the six months ended June 30, 2005, Digital Arrow did not meet corporate objectives in terms of both revenue and contribution. In June 2005, management decided to reduce Digital Arrow’s operating expenses by transferring business activities to Montreal and by retaining the services of a single employee. The lease of the Florida facility will not be renewed and the facility will be closed in the third quarter of 2005. Sales and operations will be managed from the Montreal head office. Due to these significant changes, management decided to evaluate for impairment the long-lived assets and goodwill related to Digital Arrow. Management assessed the carrying value of the mentioned assets and concluded that an impairment existed as at June 30, 2005. The write-down is detailed as follows: write-down of property, plant and equipment $15,000, write-down of intangible assets $385,454 and write-down of goodwill $393,638.

Income taxes

No provision for current and future income taxes for the three and six-month period ended June 30, 2005 has been recorded. Management is not satisfied that it is more likely than not that the future income tax assets would be realized due to significant costs incurred and to be incurred in relation to the SEC investigation and class action lawsuits. For the quarter and six-month period ended June 30, 2004, the provision for current and future income taxes totalled $121,240 and $556,499, respectively.

Result of operations and earnings (loss) per share

The Company reported a loss from continuing operations of $2,499,253 ($0.20 per share), in Q2 2005, compared to earnings of $116,094 ($0.01 per share) for the same period last year. For the six months ended June 30, 2005, the Company reported a loss from continuing operations of $3,390,075 ($0.28 per share), compared to earnings of $525,203 ($0.06 per share) for the same period last year. Discontinued operations, as a result of the conclusion of the asset sale of Intasys Billing Technologies (“IBT”), contributed to earnings in the amount of $966,862 ($0.10 per share) for the six-month period ended June 30, 2004.

Net loss for the three and six month periods ended June 30, 2005 totalled $2,499,253 ($0.20 per share) and $3,390,075 ($0.28 per share) respectively, compared to a net earnings of $108,387 ($0.01 per share) and $1,492,065 ($0.16 per share) respectively for the same periods last year.

Selected annual information
(unaudited) (In thousand of US dollars, except per share data)

	For the six months ended June 30,		For the three months ended June 30,
	2005 $	2004 $	2005 $	2004 $

Revenue	5,835	8,170	2,590	3,957

Earnings (loss) from continuing operations	(3,390)	525	(2,499)	116

Net earnings (loss)	(3,390)	1,492	(2,499)	108

Total assets	30,495	35,587	30,495	35,587

Net earnings (loss) per common share - basic

Earnings (loss) from continuing operations	(0.28)	0.06	(0.20)	0.01

Result of discontinued operations	--	0.10	--	0.00

Net earnings (loss)	(0.28)	0.16	(0.20)	0.01

Net earnings (loss) per common share - diluted

Earnings (loss) from continuing operations	(0.28)	0.05	(0.20)	0.01

Result of discontinued operations	--	0.09	--	0.00

Net earnings (loss)	(0.28)	0.14	(0.20)	0.01

Selected Quarterly Information
(unaudited) (In thousand of US dollars, except per share data)

	Q2 2005 $	Q1 2005 $	Q4 2004 $	Q3 2004 $	Q2 2004 $	Q1 2004 $	Q4 2003 $	Q3 2003 $

Revenue	2,590	3,245	3,869	3,764	3,957	4,212	3,057	1,983

Earnings (loss) from continuing operations	(2,499)	(891)	(705)	240	116	409	855	(143)

Results of discontinued
operations, net of income
taxes	--	--	33	44	(8)	975	(701)	328

Net earnings (loss) for the period	(2,499)	(891)	(672)	284	108	1,384	154	185

Earnings (loss) per share
from continuing operations

Basic	(.20)	(0.07)	(0.06)	0.02	0.01	0.05	0.10	(0.02)

Diluted	(.20)	(0.07)	(0.06)	0.02	0.01	0.04	0.10	(0.02)

Net earnings (loss) per share

Basic	(.20)	(0.07)	(0.05)	0.02	0.01	0.17	0.02	0.03

Diluted	(.20)	(0.07)	(0.05)	0.02	0.01	0.14	0.02	0.03

Concentration of credit risk with customers

As at June 30, 2005, three customers represented 32% of net trade accounts receivable compared to 33% for the same period last year resulting in a significant concentration of credit risk. Management monitors more closely the evolution of these customers in order to rapidly identify any potential problems. These customers have paid receivables as per the commercial agreement. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating activities

As at June 30, 2005, the Company had $23,999,936 of liquidities and working capital of $24,081,754 compared to $27,631,244 and $27,528,003 for the period ended December 31, 2004, respectively.

In Q2 2005, operating activities from continuing operations used cash totalling $2,347,713 compared to cash provided amounting to $1,372,155 for the same period in 2004. The decrease is mainly due to a reduction in the net earnings as compared to the corresponding quarter of the previous year, combined with a decrease in non-cash working capital items mainly due to the reduction in accounts payable and accrued liabilities of $622,684 which mainly reflects the payments of professional fees for the purported securities class action lawsuits and SEC investigation and the increase in prepaid expenses of $537,439 mainly relating to the payment of the Directors and Officers insurance. These decreases have been partially offset by non-cash items mainly composed of the write-down of property, plant and equipment, intangible assets and goodwill.

Investing activities

Investing activities from continuing operations provided cash of $6,855,160 for the first quarter of 2005 as compared to requiring cash of $1,278,443 for the corresponding quarter of 2004. The increase in 2005 is mainly due to temporary investments which matured in the current quarter providing cash of $6,912,561. This increase was partially offset by the purchase of property, plant and equipment and intangible assets of $24,684 and $32,717, respectively. The use of cash for the second quarter of 2004 is mainly due to the purchase of Digital Arrow in June 2004 for $1,264,210, and the purchase of property, plant and equipment and intangible assets for $12,722 and $1,511, respectively.

Financing activities

In Q2 2005, financing activities required cash of $1,053,155 for the redemption of common shares as per the Normal Course Issuer. For the corresponding quarter of 2004, financing activities provided cash of $15,700,576, due to the private placement closed on June 30, 2004 and the exercise of options and warrants during the quarter.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2005 and Q2 of 2006. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

As at August 9, 2005, the Company has no line of credit available.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Contingencies and commitments

a)     Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

b)    Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits have been consolidated. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

c)    Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

d)    Commitments

The following table summarizes our contractual obligations and commitments as at June 30, 2005, and the effect such obligations and commitments are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$

2005	77,000
2006	114,000
2007	114,000
2008	114,000
2009	114,000
Thereafter	19,000

Total	552,000

e)     Agreement for financial advisory services

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) as a financial advisor and as an investment banking advisor. On July 16, 2004, the Company renegotiated the agreement for financial services. The Company has committed to pay MCF a monthly fee of $5,000 for eight months from July 16, 2004. The agreement for investment banking services was also amended on July 16, 2004 and subsequently amended on September 8, 2004. The Company is then committed to pay a monthly fee of $5,000 and a success fee upon closing equal to the sum of 3% up to $20,000,000 transaction value, and 1.5% of the excess of $20,000,000. If an acquisition transaction is less than 50% interest in the Company or the target, a fee shall be payable in cash for 7% of the transaction value. If the transaction is not consummated and the Company is entitled to receive break-up fees and other form of compensation, the Company will then pay 30% of Company’s entire entitlement to MCF.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors.

Use of estimates

Significant estimates in these interim financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenue, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets

The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If any of these estimates change, the results could be materially different.

Revenue recognition

Search advertising, graphic advertising and e-mail advertising revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising, graphic advertising and e-mail advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Off balance sheet arrangements

As at June 30, 2005, the Company has no off balance sheet arrangements.

Financial instruments

As at June 30, 2005, the Company has no derivative financial instruments.

Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration establish and agreed to by the related parties.

	June 30, 2005 $	June 30, 2004 $

Company owned by a current director	101,658	85,898

Capital Stock information

The following table discloses the Company's outstanding share data:

	Number of issued and outstanding shares as at August 9, 2005	Book value $ as at June 30, 2005

Common shares	11,958,364	88,247,786

As at August 9, 2005, the Company had 646,392 warrants and 259,260 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

For the six-month periods ended June 30, 2005 and June 30, 2004, revenues from this customer represented 16% and 10% respectively. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying Mamma.com in accordance with the terms of its agreement with the Company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation and the activities of our Special Independent Committee could negatively affect our results of operations.

Our legal, public relations and accounting expenses have increased considerably. While we are not able to estimate, at this time, the amount of the expenses that we will incur in future connection with the investigation, we expect that they may continue to be significant.

Adverse results in purported securities class action lawsuits could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our co-branded web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and co-branded web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenues from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003. Working capital may be inadequate.

Prior to December 31, 2004 and in the six months ended June 30, 2005, we have reported net losses and net losses per share in each of the previous five years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold in a $16.6 million private placement an aggregate of 1,515,980 Common Shares. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date. Management considers that cash and cash equivalents as at June 30, 2005 will be sufficient to meet normal operating requirements throughout 2005. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which has been written down in the second quarter of 2005 to approximately $1.0 million as at June 30, 2005, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which have been written down in the second quarter of 2005 to approximately $1.8 million as at June 30, 2005, may be written-down in the future.

Minority interest in LTRIM may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All our minority interests, except the investment in LTRIM Technologies Inc. (“LTRIM”), have been written-down to nil as of December 31, 2002. LTRIM is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in LTRIM, which has been written-down to $720,000 in 2004, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of email marketing, such as the opt-in email marketing our Digital Arrow subsidiary engages in. Among other things, the CAN SPAM Act requires email marketers to maintain specific procedures as to who can be sent email solicitations and what must be done when an Internet user “opts out” of further emailings. The enactment of any additional laws or regulations in Canada or the United States, or any state or province of either of them may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at June 30, 2005, we had 646,392 warrants and 259,260 stock options outstanding. As at June 30, 2005, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued pursuant to our stock option plan are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some or all the warrants and options, their exercise could result in the issuance of up to an additional 905,652 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

On behalf of Management,

Montreal, Canada

August 11, 2005

Mamma.com Inc.

Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at June 30, 2005 $	As at December 31, 2004 $

Assets

Current assets
Cash and cash equivalents	23,999,936	20,609,089
Restricted cash	--	148,000
Temporary investments	--	6,874,155
Accounts receivable	2,232,084	2,689,540
Income taxes receivable	71,920	120,590
Prepaid expenses	663,392	135,110
Assets of discontinued operations	35,180	82,045

	27,002,512	30,658,529
Investments	720,000	720,000

Property, plant and equipment	373,619	374,819
Intangible assets	1,390,242	2,010,244
Goodwill	1,008,868	1,402,506

	30,495,241	35,166,098

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,542,710	2,646,316
Deferred revenue	289,466	256,984
Liabilities of discontinued operations	88,582	227,226

	2,920,758	3,130,526

Shareholders' Equity

Capital stock (note 2)
Authorized
Unlimited common shares, no par value
Issued and outstanding 11,958,364 common shares (12,263,029 in 2004)	88,247,786	90,496,088
Additional paid-in capital	5,495,206	5,255,249
Deferred stock-based compensation	(396,112)	(1,333,443)
Cumulative translation adjustment	360,884	360,884
Accumulated deficit	(66,133,281)	(62,743,206)

	27,574,483	32,035,572

	30,495,241	35,166,098

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the six months ended June 30	For the three months ended June 30

	2005 $	2004 $	2005 $	2004 $

Revenue (note 3)	5,835,534	8,169,908	2,590,220	3,957,428

Expenses
Search, graphic ad and email serving	138,545	104,954	64,050	50,399
Marketing, sales and services	3,828,433	4,698,891	1,811,514	2,318,989
General and administration	3,612,071	1,760,315	1,915,227	1,109,280
Product development and technical support	698,997	380,871	370,196	159,527
Amortization of property, plant and equipment	59,734	62,681	29,627	32,722
Amortization of intangible assets	276,743	116,952	139,697	69,172
Interest income	(311,156)	(29,218)	(160,385)	(21,486)
Loss (gain) on foreign exchange	276	(7,240)	(2,419)	1,491
Restructuring charges (note 4)	127,874	--	127,874	--
Write-down of property, plant and equipment, intangible assets and goodwill (note 5)	794,092	--	794,092	--

	9,225,609	7,088,206	5,089,473	3,720,094

Earnings (loss) from continuing operations
before income taxes	(3,390,075)	1,081,702	(2,499,253)	237,334
Provision for (recovery of) current income taxes	--	168,299	--	(138,244)
Provision for future income taxes	--	388,200	--	259,484

Earnings (loss) from continuing operations	(3,390,075)	525,203	(2,499,253)	116,094
Results of discontinued operations	--	966,862	--	(7,707)

Net earnings (loss) for the period	(3,390,075)	1,492,065	(2,499,253)	108,387

Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	(0.28)	0.06	(0.20)	0.01
Results of discontinued operations	--	0.10	--	0.00

Net earnings (loss) per common share - basic	(0.28)	0.16	(0.20)	0.01

Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	(0.28)	0.05	(0.20)	0.01
Results of discontinued operations	--	0.09	--	0.00

Net earnings (loss) per common share - diluted	(0.28)	0.14	(0.20)	0.01

Weighted average number of shares outstanding - basic	12,261,346	9,275,229	12,259,681	10,542,582
Additions to reflect the impact of:
Exercise of stock options	--	195,791	--	126,630
Exercise of warrants	--	885,330	--	84,525

Weighted average number of shares outstanding - diluted	12,261,346	10,356,350	12,259,681	10,753,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2004	12,263,029	90,496,088	5,255,249	(1,333,443)	360,884	(62,743,206)
Redemption of common shares	(304,665)	(2,248,302)	1,195,147	--	--	--
Options granted	--	--	414,693	(414,693)	--	--
Amortization of deferred stock-based compensation	--	--	--	(17,859)	--	--
Options forfeited	--	--	(1,369,883)	1,369,883	--	--
Net loss for the period	--	--	--	--	--	(3,390,075)

Balance, June 30, 2005	11,958,364	88,247,786	5,495,206	(396,112)	360,884	(66,133,281)

	Number of common shares	Common shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Accumulated deficit $

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Options granted	--	--	20,014	(20,014)	--	--
Amortization of deferred stock-based compensation	--	--	--	92,064	--	--
Options exercised	255,561	483,593	(82,127)	--	--	--
Options forfeited	--	--	(18,967)	6,206	--	--
Business combination	90,000	740,782	--	--	--	--
Private placement of shares and warrants	1,515,980	13,158,329	3,441,652	--	--	--
Share issue costs	--	(839,295)	(219,524)	--	--	--
Warrants issued for financial services	--	--	210,392	--	--	--
Warrants exercised	3,787,878	6,079,544	(587,121)	--	--	--
Translation adjustment for the period	--	--	--	--	(80,680)	--
Loss for the period	--	--	--	--	--	1,492,065

Balance, June 30, 2004	12,158,029	90,145,132	3,931,133	(184,550)	360,884	(62,355,548)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the six months ended June 30		For the three months ended June 30

	2005 $	2004 $	2005 $	2004 $

Cash flows from
Operating activities
Earnings (loss) from continuing operations	(3,390,075)	525,203	(2,499,253)	116,094
Adjustments for
Amortization of property, plant and equipment	59,734	62,681	29,627	32,722
Amortization of intangible assets	276,743	116,952	139,697	69,172
Employee stock-based compensation	(17,859)	71,486	74,649	35,743
Tax credits	--	81,505	--	91,379
Future income taxes	--	388,200	--	259,484
Unrealized loss on foreign exchange	--	13,362	--	6,095
Financial fees paid by issuance of capital stock and warrants	--	210,392	--	210,392
Write-down of property, plant and equipment, intangible assets and goodwill (note 5)	794,092	--	794,092	--
Net change in non-cash working capital items	(93,280)	333,233	(886,525)	551,074

Cash from (used for) operating activities from continuing operations	(2,370,645)	1,803,014	(2,347,713)	1,372,155
Cash from (used for) operating activities from discontinued operations	(91,779)	(869,119)	(30,280)	5,383

	(2,462,424)	933,895	(2,377,993)	1,377,538

Investing activities
Business combination, net of cash acquired	--	(1,264,210)	--	(1,264,210)
Purchase of property, plant and equipment	(73,534)	(31,990)	(24,684)	(12,722)
Purchase of intangible assets	(42,195)	(1,511)	(32,717)	(1,511)
Net decrease in temporary investments	6,874,155	--	6,912,561	--

Cash from (used for) investing activities from continuing operations	6,758,426	(1,297,711)	6,855,160	(1,278,443)
Cash from investing activities from discontinued operations	--	1,744,185	--	287,228

	6,758,426	466,474	6,855,160	(991,215)

	For the six months ended June 30		For the three months ended June 30

	2005 $	2004 $	2005 $	2004 $

Financing activities
Issuance of capital stock and warrants	--	22,493,871	--	16,735,575
Share issue costs	--	(1,034,999)	--	(1,034,999)
Redemption of common shares	(1,053,155)	--	(1,053,155)	--

Cash from (used for) financing activities	(1,053,155)	21,458,872	(1,053,155)	15,700,576

Effect of foreign exchange rate changes on cash and cash equivalents	--	79,375	--	--

Net change in cash and cash equivalents and restricted cash during the period	3,242,847	22,873,616	3,424,012	16,086,899
Cash and cash equivalents and restricted cash – Beginning of period	20,757,089	4,489,077	20,575,924	11,275,794

Cash and cash equivalents and restricted cash – End of period	23,999,936	27,362,693	23,999,936	27,362,693

Cash and cash equivalents comprise:
Cash	1,494,165	27,193,347	1,494,165	27,193,347
Short-term investments	22,505,771	21,346	22,505,771	21,346

	23,999,936	27,214,693	23,999,936	27,214,693
Restricted cash	--	148,000	--	148,000

	23,999,936	27,362,693	23,999,936	27,362,693

Supplemental cash flow information
Cash paid for interest	4,689	478	84	142
Cash paid for income taxes	44,216	288,147	--	168,305

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	457,456	313,267	306,588	851,818
Income taxes receivable	48,670	(166,411)	363	(166,411)
Prepaid expenses	(528,282)	(67,503)	(537,439)	31,515
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(103,606)	31,072	(622,684)	(27,240)
Income taxes payable	--	168,299	--	(138,244)
Deferred revenue	32,482	54,509	(33,353)	(364)

Net change in non-cash working capital items	(93,280)	333,233	(886,525)	551,074

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in US dollars)

1.	Interim financial information

The financial information as at June 30, 2005 and for the three and six month periods ended June 30, 2005 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of this period have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The results of operations for the three and six month periods ended June 30, 2005 are not necessarily indicative of the operating results anticipated for the full year. The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2004.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2004.

2.	Capital stock

a)	Notice of Intention to Make a Normal Course Issuer Bid

On September 7, 2004, the Company filed a Notice of Intention with the Ontario Securities Commission to Make a Normal Course Issuer Bid (“the Notice”). In the Notice, the Company stated its intention to purchase on the open market at prevailing market prices, through the facilities of the NASDAQ stock market, up to a maximum of 600,000 of its common shares, being approximately 5% of the outstanding common shares. The Company may purchase common shares at any time and from time to time until September 7, 2005. The common shares will be purchased for cancellation.

During the period from June 8 to June 20, 2005, the Company redeemed 304,665 of its common shares at a weighted average purchase price of $3.46, for a total amount of $1,053,155. The $1,195,147 excess of stated capital value over the redemption amount has been credited to additional paid-in capital.

b)	Stock options and warrants

Information with respect to stock option activity and warrants for the period ended June 30, 2005 is as follows:

	Options		Warrants

	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Outstanding as of December 31, 2004	461,334	5.60	646,392	15.60
Granted	94,996	6.28	--	--
Forfeited	(297,070)	7.07	--	--

Outstanding as of June 30, 2005	259,260	4.16	646,392	15.60

c)	Cancellation of stock options

On November 2, 2004, the Company granted to officers and Members of the Board of the Company, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. During the second quarter the Company also cancelled 2,070 stock options at an exercise price of $6.28.

On February 7, 2005, the officers and Members of the Board of Directors of the Company to whom stock options had been granted on November 2, 2004, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date and the previously recognized expense pertaining to these grants was reversed.

d)	Grant of stock options

On February 15, 2005 the Company granted 55,800 and 39,196 options to officers and employees of the Company, respectively. The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	5.17
Volatility	85.72%
Risk-free interest	3.54%
Dividend yield	nil

The weighted average grant date fair value is $4.37 per option.

e)	Stock-based compensation costs

For the six-month period ended June 30, 2005, the Company recorded a net reversal of stock-based compensation charges of $17,859. This reversal of charges consists of $138,395 of stock-based compensation costs relating to the cancellation of the 295,000 stock options, net of $120,536 charges for the period. The net reversal of expense for six-month period ended June 30, 2005 were recorded as follows: ($58,718) was included in general and administration expenses, $23,212 was included in marketing, sales and services and $17,647 was included in product development and technical support.

3.	Revenue

	For the six months ended		For the three months ended

	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $

Search advertising	2,642,916	5,683,040	1,104,265	2,488,826
Graphic advertising	2,828,745	2,344,069	1,350,489	1,325,803
E-mail advertising	363,873	142,799	135,466	142,799

	5,835,534	8,169,908	2,590,220	3,957,428

4.	Restructuring charges

In June 2005, following the poor performance of Digital Arrow located in Florida, management decided to reduce operational costs by relocating the sales and operations functions to the Montreal head office. The Company has therefore not renewed the lease in Florida. The restructuring results in the termination of all but one employee. Restructuring costs totalling $127,874 were recorded in the second quarter of 2005.

5.	Write-down of property, plant and equipment, intangible assets and goodwill

During the quarter ended June 30, 2005, the Company conducted an impairment test of the long-lived assets and goodwill of Digital Arrow due to its poor performance and restructuring measures undertaken in the month of June 2005. Accordingly, a write-down totalling $794,092 was recorded during the quarter.

The write-down is detailed as follows:

$

Write-down of property, plant and equipment	15,000
Write-down of intangible assets	385,454
Write-down of goodwill	393,638

794,092

6.	Major customers

Customers from which 10% or more of revenue is derived during the periods, are summarized as follows:

	For the six months ended		For the three months ended

	June 30, 2005 % of revenue	June 30, 2004 % of revenue	June 30, 2005 % of revenue	June 30, 2004 % of revenue

Customer A	16%	10%	13%	10%
Customer B	--	--	12%	--
Customer C	7%	45%	6%	35%

	23%	55%	31%	45%

Major customers comprises approximately 32% of net trade accounts receivable, as at June 30, 2005 as compared to 33% for the corresponding period of the previous year.

7.	Contingencies

a)	Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

b)	Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits have been consolidated. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

c)	Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

8.	Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

9.	United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the three and six-month periods ended June 30, 2005 and 2004, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP to U.S. GAAP.

	For the six months ended	For the three months ended

	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $

Other comprehensive income (loss) (a)
Foreign currency translation adjustments	--	(80,680)	--	--
Net earnings (loss) in accordance with U.S. GAAP	(3,390,075)	1,492,065	(2,499,253)	108,387

Comprehensive income (loss)	(3,390,075)	1,411,385	(2,499,253)	108,387

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows :

	June 30, 2005 $	December 31, 2004 $

Capital Stock
Capital stock in accordance with Canadian GAAP	88,247,786	90,496,088
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	105,017,356	107,265,658

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,495,206	5,255,249
Stock-based compensation cost (c)	--	--
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,532,896	6,292,939

Deferred stock-based compensation costs in accordance with Canadian and U.S. GAAP	(396,112)	(1,333,443)

Accumulated other comprehensive gain
Cumulative translation adjustment in accordance with Canadian GAAP	360,884	360,884

Accumulated deficit
In accordance with Canadian GAAP	(66,133,281)	(62,743,206)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)	--	--
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(83,940,541)	(80,550,466)

Total shareholders' equity in accordance with U.S. GAAP	27,574,483	32,035,572

(a)	Comprehensive income (loss)

U.S. GAAP requires disclosures of comprehensive income (loss) which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive income (loss).

(b)	Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(c)	Stock-based compensation costs

As described in the Annual Report of 2004, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net earnings (loss) for the first and second quarters of 2005 and 2004 under U.S. GAAP as compared to Canadian GAAP.

d)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the periods; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be as follows:

	For the six months ended		For the three months ended

	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $

Earnings (loss) from continuing
operations before income taxes	(3,390,075)	1,027,980	(2,499,253)	193,486
Provision for (recovery of) current
income taxes	--	168,299	--	(138,244)
Provision for future income taxes	--	334,478	--	215,636

Earnings (loss) from continuing operations	(3,390,075)	525,203	(2,499,253)	116,094